

Brian Burt • 2nd

Founder, MaestroConference

San Francisco Bay Area

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 **MaestroConference**

 **University of Minnesota-Twin Cities**

 **See contact info**

 500+ connections

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Highlights

1 Mutual Connection
You and Brian both know Jonny Price

Experience



Founder & CEO
MaestroConference
Jun 2008 – Present • 9 yrs 11 mos
Oakland

We are the leader in Social Conferencing - allowing people and organizations with a global community to activate people around their mission in ways that passive/broadcast media, or typed social media, simply do not allow. Like a conference call or webinar, but ... social. And optimized for meaningful conversations.

CEO
Financial Circles
Nov 2006 – May 2008 • 1 yr 7 mos



Consultant
Charles Schwab & Co.
2003 – 2006 • 3 yrs

Led large scale technology projects, and led the cross-enterprise CRM strategy group.

Independent Marketing Consultant
Financial Services Industry
Jan 2003 – Jul 2005 • 2 yrs 7 mos

Marketing systems

2000 – 2001 • 1 yr

Led product management for the revenue product line, providing market research analytics to top brands across industries.

Sr. Manager

Charles Schwab & Company

1996 – 2000 • 4 yrs

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Education



University of Minnesota-Twin Cities

M.S., Math Econ / Mathematics

1990 – 1994

Specialized in Game Theory / Negotiation, and Probability.



Carleton College

B.A., Liberal Arts, Mathematics, Spanish

1985 – 1989